82-1260

02 JUL -3 AM 10:52

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Informat[...] *Act*: The personal in[...] form is collected un[...] used for the purpose [...] *Securities Act*. Quest[...] [...]ection or use of this inform[...] be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll

02042380

INCORPORATED AS PART OF:

X Schedule A

SUPPL

___ Schedule B & C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**April 30, 2002**	**02/06/19**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
thundersword@sprint.ca	**www.thundersword.com**

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"S.Naguschewski" DIRECTOR'S SIGNATURE	**Siggy Naguschewski** PRINT FULL NAME	**02/06/26** DATE SIGNED YY/MM/DD
"M. Goldstein" DIRECTOR'S SIGNATURE	**Matty Goldstein** PRINT FULL NAME	**02/06/26** DATE SIGNED YY/MM/DD

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

P

dlw 7/5

CONFIRMATION OF DISTRIBUTION

for

THUNDER SWORD RESOURCES INC.

June 26, 2002

This is to confirm the distribution of our Interim Financial Statements for the period ended April 30, 2002 in compliance with National Policy Statement #41.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

SIX MONTHS ENDED APRIL 30, 2002
(Unaudited – see Notice to Reader)

NOTICE TO READER

We have compiled the balance sheet of Thunder Sword Resources Inc. as at April 30, 2002 and the statements of operations and deficit, and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C. "Morgan & Company"

June 19, 2002 Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

THUNDER SWORD RESOURCES INC.

BALANCE SHEET

(Unaudited – see Notice to Reader)

		APRIL 30 2002		OCTOBER 31 2001
ASSETS				
Current				
Cash	$	7,151	$	48,649
Accounts receivable		9,167		155,998
Inventory		36,677		36,965
Prepaid expenses		5,527		966
		58,522		242,578
Capital Assets		14,652		2,462
Interest In Mineral Properties		82,060		82,060
	$	155,234	$	327,100
LIABILITIES				
Current				
Accounts payable	$	83,450	$	134,167
Due to related parties (Note 2)		263,126		311,083
		346,576		445,250
SHAREHOLDERS' DEFICIENCY				
Share Capital		3,703,249		3,703,249
Deficit		(3,894,591)		(3,821,399)
		(191,342)		(118,150)
	$	155,234	$	327,100

Approved on Behalf of the Board:

"S. Naguschewski"
Director

"M. Goldstein"
Director

THUNDER SWORD RESOURCES INC.

STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2002	2001	**2002**	2001
Sales	**$ 23,465**	$ 10,951	**$ 23,465**	$ 29,656
Cost Of Sales				
Inventory, beginning of period	**43,319**	11,798	**36,965**	24,486
Freight	**2,717**	2,100	**8,235**	12,075
Warehousing	**518**	-	**1,354**	100
	46,554	13,898	**46,554**	36,661
Inventory, end of period	**36,677**	-	**36,677**	-
	9,877	13,898	**9,877**	36,661
Gross Profit	**13,588**	(2,947)	**13,588**	(7,005)
Administrative Expenses				
Advertising and shareholder relations	**90**	4,584	**3,912**	6,240
Amortization	**953**	315	**1,388**	630
Automotive and travel	**4,924**	11,861	**11,910**	26,911
Consulting fees	**17,700**	32,000	**35,440**	52,000
Filing and transfer fees	**7,318**	5,414	**7,650**	9,171
Interest – current	**87**	1,908	**240**	3,867
Office and miscellaneous	**12,206**	16,347	**23,800**	26,012
Professional fees	**1,489**	1,528	**1,489**	1,528
Site investigation	**539**	106	**951**	106
	45,306	74,063	**86,780**	126,465
Net Loss For The Period	**(31,718)**	(77,010)	**(73,192)**	(133,470)
Deficit, Beginning Of Period	**(3,862,873)**	(3,708,287)	**(3,821,399)**	(3,651,827)
Deficit, End Of Period	**$ (3,894,591)**	$ (3,785,297)	**$ (3,894,591)**	$ (3,785,297)
Loss Per Share	**$ (0.01)**	$ (0.01)	**$ (0.01)**	$ (0.02)

THUNDER SWORD RESOURCES INC.

STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED APRIL 30 2002	2001	SIX MONTHS ENDED APRIL 30 2002	2001
Cash Flows From Operating Activities				
Net loss for the period	**$ (31,718)**	$ (77,010)	**$ (73,192)**	$ (133,470)
Adjustments for item not affecting cash:				
Amortization	**953**	315	**1,388**	630
	(30,765)	(76,695)	**(71,804)**	(132,840)
Changes in non-cash working capital items:				
Accounts receivable	**150,288**	7,549	**146,831**	7,411
Inventory	**6,642**	11,798	**288**	24,486
Prepaid expenses	**(3,224)**	(20,000)	**(4,561)**	(20,000)
Accounts payable	**(32,268)**	999	**(50,717)**	(1,106)
	90,673	(76,349)	**20,037**	(122,049)
Cash Flows From Investing Activity				
Purchase of capital assets	**(6,901)**	-	**(13,578)**	-
Cash Flows From Financing Activity				
Due to related parties	**(80,043)**	74,792	**(47,957)**	97,348
Increase (Decrease) In Cash And Equivalents During The Period	**3,729**	(1,557)	**(41,498)**	(24,701)
Cash And Equivalents, Beginning Of Period	**3,422**	1,607	**48,649**	24,751
Cash And Equivalents, End Of Period	**$ 7,151**	$ 50	**$ 7,151**	$ 50

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS ENDED APRIL 30, 2002

(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2001. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2001.

2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the three month period, the Company paid or accrued rent of $1,500 to a company with one common director.

b) Management Services

During the three month period, the Company paid or accrued consulting fees of $15,000 to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to two directors and a company related by a common director. The loans bear no interest and are without specific terms of repayment.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_______ Schedule A

X _______ Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**April 30, 2002**	**02/06/19**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
thundersword@sprint.ca	**www.thundersword.com**

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**02/06/26**
"M. Goldstein"	**Matty Goldstein**	**02/06/26**

Schedule B

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

APRIL 30, 2002

1. Analysis of material expenses and deferred costs for the current fiscal year-to-date:

   See statement of loss and deficit in attached financial statements.

2. Aggregate amount of expenditures made to parties not at arm's length to issuer, during the three months ended April 30, 2002.

   The Company paid or accrued rent of $3,000 to a company with a common director.
   The Company paid or accrued management fees of $30,000 to two directors.

3. (a) Summary of securities issued during the three months period:

   None

   (b) Summary of options granted during the three months period:

   None

4. As at the end of the period:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

	Number Of Shares	Amount
Ending balance, April 30, 2002	6,014,627	$ 3,703,249

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

APRIL 30, 2002

(c) Summary of warrants outstanding:

None

Summary of options outstanding:

None

(d) Total number of common shares held in escrow: Nil
Total number of shares subject to pooling: Nil

2. List of directors:

Siggy Naguschewski	President/Director
Sharon Goldstein	Director
Steven Mellows	Director
James R. Tostenson	Director
Matty Goldstein	Director

- SCHEDULE C -

REPORT TO SHAREHOLDERS
OF THUNDER SWORD RESOURCES INC.

For the six months ending April 30, 2002

June 21, 2002

THE PERIOD'S OPERATIONS

Analysis of Financial Results

During the six-month period ending April 30, 2002 the Company continued to develop market opportunities for magnesium chloride.

Cash remains a limited resource and operating costs continue to be funded by loans from Directors. The Directors intend to continue to fund the Company's operations until such time that sales of the product provide a proper cash flow.

The insurance money I spoke of in my letter dated Feb. 28/02 has arrived and the money was used to pay down some debts and to repackage salvaged product.

As a result of the lack of cash, management continues to keep overhead costs as low as possible. The day to day activities of the Company were attended to by Company Directors, Matty Goldstein and Siggy Naguschewski. Management fees were payable to these individuals as compensation for their efforts.

Included in consulting and management fees are amounts paid (or payable) to directors. The amounts paid are amounts meant to approximate the equivalent arm's length value for the services provided.

BUSINESS ACTIVITIES

In our report to shareholders of Feb. 28/02 we mentioned that the Company was in the process of salvaging as much product as we can. This is a very slow process since this is a 1,000 ton shipment but we can now report that some sales have been made and some new accounts have been opened.

While originally we were directing our attention towards de-icing and will continue to do so, through this latest shipment's disastrous misfortunes, we have been pointed into the area of de-dusting and the product is performing effectively. So what originally looked like a total loss to us is now opening new avenues of distribution for us.

INFORMATION REGARDING MAGNESIUM CHLORIDE

Our mining interest is the Geermu Property, located just a few km from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for a few decades. Recently, a company from Israel invested more than $400 million to recover the potash in the lake. The magnesium is in the tailings and ready to be used. The grade of magnesium chloride is 46%.

Magnesium chloride has proven to be the most effective solution for highway de-icing and dust control and numerous other applications. The use of magnesium chloride for winter application (de-icing) has increased in the last year by about 50%. It has also proven to be economically attractive. Results from various highways departments and municipalities show a lower rate of accidents due to better traction. Researchers at the University of Colorado report that they found no cause for environmental concern. Their tests showed magnesium chloride to be much more friendly to streams as compared to sand or salt. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful to vegetation and ground water of all common de-icers.

We believe that magnesium production represents one of the most exciting metallurgical opportunities of this century. Again your Company is in a unique position to benefit from this and other opportunities.

INVESTOR RELATIONS ACTIVITIES

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Directors I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.